Westchester Fire Insurance Company	Management Protection Insurance Policy

This Policy is issued by the stock insurance company listed above (herein “Insurer”).

THIS POLICY IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

DEFENCE AND CLAIMS EXPENSES ARE WITHIN THE LIMITS OF LIABILITY OF THIS POLICY.

DECLARATIONS

Policy No.	DON G21638286 007

Item 1.	Company:	Illinois Agricultural Association
	Principal Address:	1701 Towanda Avenue
Bloomington, IL 61704

Item 2.	A. Policy Period:	From 12:01 A.M 08/20/2008 to 12:01 A.M. 08/20/2009
(Local time at the address shown in Item 1)

	B. Limit Period:	1. Same as Policy Period	☒ Yes	☐ No
		2. One Year within Policy Period	☒ Yes	☐ No

Item 3.	Limit of Liability:
		Granted	Amount
	A. Single Aggregate Limit of Liability for the following Coverage Parts, combined	☒ Yes ☐ No

	i.	Directors, Officers and Company Securities Liability	$15,000,000
		Fiduciary Liability	$10,000,000

	ii.	Investment Adviser / Mutual Funds Errors & Omissions	$10,000,000
		Mutual Fund Directors and Officers

	B. Separate Limits of Liability	☒ Yes ☐ No
		Coverage Part(s)	Limit of Liability
		Insurance Company Professional Liability	$15,000,000
		Bankers Professional Liability	$5,000,000
		Investment Company Bond	$750,000
		Employment Pratices Liability	$10,000,000

Item 4.	Coverage Parts Purchased

Directors, Officers and Company Securities Liability
Employment Practices Liability
Fiduciary Liability
Insurance Company Professional Liability
Bankers Professional Liability
Investment Adviser / Mutual Funds Errors & Omission
Mutual Fund Directors & Officers
Investment Company Bond

Item 5.	Policy Premium:	$2,014,622
	Annual Premium:	$2,014,622

	Discovery Period:
	A. Additional Premium:	125% of Annual Premium
	B. Additional Period:	12 months

Item 6.	Notice to Insurer:
	A.	Notice of Claim, Wrongful Act or Loss:
ACE USA Claims
PO BOX 25159
Lehigh Valley, PA 18002-5159
Fax Number: 877-201-8787

	B.	All other notices:
Chief Underwriting Officer
ACE USA - Professional Risk
140 Broadway, 41st Floor
New York, New York 10005

Item 7.	Endorsements to the General Conditions and Limitations Effective at Inception: See attached

Date:	9/23/08	/s/ John J. Lupica, President
Authorized Representative

Westchester Fire Insurance Company	Investment Company Bond Coverage Part

DECLARATIONS

Policy No. DON G21638286 005
Coverage	Item 1. Coverages Purchased and Single Loss Limits Liability	Item 2. Single Loss Deductibles:
A. Employee Dishonesty - Insured Indemnity	$750,000	$10,000
B. Employee Dishonesty - Employee Benefit Plan Indemnity	$750,000	$10,000
C. Property	$750,000	$10,000
D. Financial Documents	$750,000	$10,000
E. Defective Signatures	$750,000	$10,000
F. Servicing Contractors	$750,000	$10,000
G. Computer Fraud/Fraudulent Transfer Instructions	$750,000	$10,000
H. Claims Expense	$50,000	$10,000
I. Stop Payment Order Liability	$50,000	$10,000
J. Uncollectible Items of Deposit	$50,000	$10,000
K. Unauthorized Signature	$750,000	$10,000

Item 3.	Endorsements to this Coverage Part Effective at Inception: None
Item 4.	Effective Date: 08/20/2008
Item 5.	Aggregate Limit of Liability: $750,000 for all Loss in Limit Period under all Insuring Clauses combined.

Date:	9/23/08	/s/ John J. Lupica, President
Authorized Representative

Westchester Fire Insurance Company	Investment Company Bond Coverage Part

I.	INSURING CLAUSES

The Insurer agrees with the Insured, that in accordance with the Insuring Clauses for which coverage is granted in Item 1 of the Declarations, and subject to all terms, Definitions, Exclusions and Conditions of this Investment Company Bond Coverage Part, to indemnify the Insured for:

A.	Employee Dishonesty

Loss resulting directly from dishonest or fraudulent acts by and Employee acting alone or in collusion with others, which acts were committed by the Employee with the intent to cause the Insured to sustain the loss or to obtain an Improper Personal Gain.

B.	Employee Dishonesty - Employee Benefit Plan

Loss of funds or other property intended to be used by an Employee Benefit Plan to pay benefits resulting directly from dishonest or fraudulent acts committed by an Employee or plan fiduciary (as defined in ERISA) while handling those funds or property.

C.	Property

Loss of Property resulting directly from Theft, False Pretense, misplacement, mysterious unexplainable disappearance, physical damage thereof, or destruction thereof, wherever situated including in transit.

D.	Financial Documents

Loss resulting directly from the Insured having in good faith:

a.	relied on a Forgery or Alteration;

b.	relied on an Original Financial Document that was, at the time the Insured acted upon it, lost or stolen;

c.	relied on a Financial Document that was a Counterfeit; or

d.	guaranteed in writing or witnessed any endorsement or signature on an assignment, bill of sale, guarantee, or power of attorney which transferred a Financial Document or uncertificated security.

Actual physical possession, and continued actual physical possession if taken as collateral, of the Financial Document by:

(1)	the Insured or its authorized custodial agent, or

(2)
a financial institution, or its authorized custodial agent to which (a) the Insured sold, in whole or in part, a loan for which the Financial Document represents collateral, and (b) the Insured remains liable to repurchase the loan pursuant to a written contract.

is a condition precedent to the Insured having relied on a Financial Document.

E.	Defective Signatures

Loss resulting directly from the Insured having in good faith, in connection with any loan, relied on any:

a.	deed conveying real property;

b.	mortgage, deed of trust, or like instrument, pertaining to real property; or

c.	assignment of such instruments

which is defective because the signature of any person thereon was obtained through trick, artifice, fraud or false pretenses.

F.	Servicing Contractors

Loss resulting directly from dishonest or fraudulent acts committed by any Servicing Contractor, if the acts:

a.	were committed with the intent to:

(1)	cause the Insured to sustain that loss; and

(2)	obtain an Improper Personal Gain for the Servicing Contractor, and

b.	resulted in an Improper Persona Gain for the Servicing Contractor.

G.	Computer Fraud/Fraudulent Funds Transfer

Loss resulting directly from the Insured having in good faith transferred funds or Property or otherwise given value because of:

a.
the fraudulent modification or destruction of Electronic Data or Electronic Computer Instructions, including that caused by Computer Virus, (1) within a Computer System operated by the Insured; or (2) while being electronically transmitted through communication lines, including satellite links, from a Computer System operated by the Insured to a Computer System operated by a customer while the Insured is acting as a Service Bureau for the customer, if the fraudulent acts were committed by a person with the intent to obtain an improper financial benefit;

b.	the fraudulent preparation or modification of Electronic Computer Instructions by a person with the intent to cause the loss to the Insured and to obtain an improper financial benefit;

c.
The fraudulent entry of data into a Computer System or Communications Terminal operated by the Insured or an Electronic Communication Customer, but which data was not in fact sent by the Insured or the Electronic Communication Customer, or which data were fraudulently modified during transit (physical or electronic) between Computer Systems or Communications Terminals;

d.
a fraudulent voice initiated funds transfer instruction, directed to the Insured by telephone from or purportedly from an Electronic Communication Customer, if the instruction was not made by or at the direction of a person who is authorized to initiate a transfer according to the written agreement between Insured and the Electronic Communication Customer and the instruction was Tested; or

e.
a fraudulent communication by Fax or other Tested written communication sent or apparently sent between the Insured and an Electronic Communication Customer if the communication was either not sent by the Insured or the Electronic Communication Customer, or it was fraudulently modified during transit between the Insured and the Electronic Communication Customer.

H.	Claims Expense

Necessary and reasonable professional fess and expenses incurred and paid by the Insured, with prior approval of the Insurer, to determine the existence, amount and extent of a loss in excess of the retention if the loss is in fact covered under any other Insuring Clause of this Investment Company Bond Coverage Part.

I.	Stop Payment Order Liability

Loss which the Insured is legally obligated to pay and pays to a customer resulting directly from:

a.
compliance with or failure to comply with the request of the customer, or an authorized agent of the customer, to stop payment on any draft made or drawn upon or against the Insured by the customer or by an authorized agent of the customer; or

b.	refusal to pay any draft made or drawn upon or against the Insured by the customer or by an authorized agent of the customer.

J.	Uncollectible Items of Deposit

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or

Loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Clause applies to all Mutual Funds with “exchange privileges” if all Funds in the exchange program are insured by the Insurer for Uncollectible Items of Deposit. Regardless of the number of transactions between Funds, the minimum number of days of deposit within the Funds before withdrawal as declared in the Funds prospectus shall begin from the date a deposit was first credited to any Insured Fund.

K.	Unauthorized Signatures

Loss resulting directly from the Insured having accepted, paid or cashed any check, withdrawal order or draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory of such account.

It shall be a condition precedent to the Insured’s right to recovery under this Insuring Clause that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

II.	DEFINITIONS

For purposes of coverage under this Investment Company Bond Coverage Part:

A.	Alteration means material modification of an Original Financial Document for a fraudulent purpose by a person other than the person who prepared the Original Financial Document.

B.
Automated Clearing House means any corporation or association which operates an electronic clearing and transfer mechanism for the transfer of preauthorized recurring debits and credits between financial institutions on behalf of the financial institutions’ customers.

C.
Central Depository means any clearing corporation, including any Federal Reserve Bank of the United States, where as the direct result of an electronic clearing and transfer mechanism entries are made on the books reducing the account of the transferor, pledgor or pledge and increasing the account of the transferee, pledge or pledgor by the amount of the obligation or the number of shares or rights transferred, pledged or released.

D.
Computer System means computers with related peripheral components, including storage components wherever located; systems and applications software; terminal devices; and related local or wide area communication networks, but not the Internet; by which data are electronically collected, transmitted, processed, stored and retrieved.

E.	Communications Terminal means any teletype, teleprinter or video display terminal or similar device capable of sending or receiving information electronically and equipped with a keyboard.

F.
Computer Virus means a set of unauthorized instructions, programmatic or otherwise, that propagate themselves through a Computer System operated by the Insured and which were maliciously introduced into the system by a person other than by an identifiable Employee.

G.	Counterfeit means:

a.	with respect to certificated securities: an imitation which is intended to deceive, and resembles or apparently intends to resemble or to be taken as the original; or

b.	with respect to other Financial Documents: an imitation which is intended to deceive, and to be taken as the original.

H.	Electronic Communication means any communication initiated through a Computer System, a Fax, Telex, TWX and any other electronically transmitted communication.

I.	Electronic Communication Customer means:

a.	a natural person or entity authorized by written agreement with the Insured to initiate funds transfer by Fax or other Electronic Communication or by telephone;

b.	an Automated Clearing House;

c.	an office of the Insured;

d.	a financial institution; and

e.	a Central Depository handling Electronic Securities.

J.
Electronic Communication System means electronic communication operations by Fedwire, Clearing House Inter bank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), Clearing House Automated Payment System (CHAPS), an Automated Clearing House Association which is a member of the National Automated Clearing House Association and similar automated communication systems in use by the Insured.

K.	Electronic Computer Instructions means computer programs, for example, facts or statements converted to a form usable in a Computer System to act upon Electronic Data.

L.	Electronic Data means facts or information converted to a form usable in a Computer System and which are stored on Electronic Data Processing Media for use by computer programs.

M.	Electronic Data Processing Media means the punched cards, magnetic tapes, punched tapes or magnetic discs or other bulk media on which Electronic Data are recorded.

N.	Electronic Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer which:

a.	is a type of commonly dealt in upon securities exchanges or markets; and

b.	is either one of a class or series or by its terms is divisible into a class or series of shares, participation’s, interests or obligations; and

c.	(1)	is not represented a paper certificate, or
(2)	is part of a master or global paper certificate, or
(3)
represents a paper certificate that has been surrendered by a financial institution and has been combined into a master depository note with the paper certificates being immobilized and individually shown as an electronic entry on the account of the transferor, pledgor or pledge on the books of a Central Depository.

O.	Employee means

a.	any of the Insured’s officers, partners, or employees; and

b.
any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of, such predecessor; and

c.
attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured; and

d.	guest students pursuing their studies or duties in any of the Insured’s offices; and

e.
directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record-keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured; and

f.
any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis; and

g.
each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (i) hereof; and

h.	those persons so designated in Condition N. Central Handling of Securities; and

i.	any officer, partner or Employee of

a)	an investment advisor,

b)	an underwriter (distributor)

c)	a transfer agent or shareholder accounting record-keeper, or

d)	an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company names as Insured, while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such

Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in sub-sections (f) and (g) of the definition of Employee and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Investment Company Bond Coverage Part, excepting, however, Condition L.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

P.	Employee Benefit Plan means a benefit plan subject to the requirements of ERISA which is sponsored solely by the Insured for its Employees.

Q.
False Pretense means the transfer of Property as the direct result of a fraudulent representation made by a person to the Insured, which must be in possession of the Property at the time of the fraudulent representation and the transfer of the Property.

R.
Fax means a facsimile communication system or similar communication system utilizing teleprocessed imagery that produces a paper copy of a document, but does not mean an Electronic Communication sent by Telex, TWX or an Electronic Communication System.

S.	Financial Document means a physical document which:

a.	is a Negotiable Instrument;

b.	is a letter of credit;

c.
is a written instruction directed to the Insured from, or purportedly from, a customer, Employee or financial institution, of a type customarily prepared by a customer, Employee or financial institution, and upon which the Insured ordinarily acts to cause a deposit, withdrawal or transfer of funds;

d.	is considered as a matter of law to be primary evidence of:

(1)	the right to ownership or possession of proprety; or

(2)	a debt owed directly or contingently;

e.	creates or discharges a lien on property;

f.	ordinarily has value transferred by endorsement or assignment coupled with delivery; or

g.	is Money

but does not include: (1) traveler’s checks; (2) data which exists in a Computer System in electronic form, and (3) bills of lading, dock warrants, dock receipts, warehouse receipts or orders for the delivery of goods including without limitation, any document which evidences or purports to evidence that the holder is entitled to receive, hold and dispose of the document and the goods it covered.

T.
Forgery means the signing on an Original Financial Document of the name of another person or organization, including a facsimile signature, without authority with intent to deceive; it does not include a signature consisting in whole or in part of one’s own name, signed with or without authority, in any capacity, for any purpose.

U.	Improper Personal Gain means an unlawful financial benefit obtained by:

a.	an Employee or Servicing Contractor; or

b.	persons with whom the Employee was acting in collusion, provided that the Insured establishes that the Employee intended to participate in such benefit; and

c.
an innocent third party, provided that the Insured established that the Employee transferred funds or Property to the benefit of such third party with the knowledge that such third party was not entitled to such funds or Property, and the funds or Property are not recoverable by the Insured.

The term does not include any type of benefits earned in the course of employment, including salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other emoluments, nor any benefit which any officer or director of the Insured not in collusion with the Employee was aware that the Employee was receiving.

V.	Insured means the Parent Company and the subsidiaries. Insured as used in Insuring Clause B. includes any Employee Benefit Plan.

W.	Items of Deposit means one or more checks or drafts.

X.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Y.	Negotiable Instrument means any document which

a.	is signed by the maker or drawer:

b.	contains an unconditional promise order to pay a sum certain in money and no other promise, order, obligation or power given by the maker or drawer;

c.	is payable on demand or at a definite time; and

d.	is payable to order or bearer.

Z.
Original Financial Document means a Financial Document which has been completed, with or without signature, by natural persons who were acting with authority in completing the document at the time it was completed.

AA.
Property means Financial Documents, Electronic Data Processing Media, Electronic Data, gems, jewelry, precious metals in bars or ingots, and all other tangible items of personal property owned by the Insured, or for which the Insured is legally liable other than

BB.	Service Bureau means a person or entity authorized by written agreement to perform data processing services for others using Computer Systems.

CC.	Servicing Contractor means any persons or entity (other than an Employee) authorized by the Insured to act for the Insured in the capacity of:

a.	servicer of real estate mortgage or home improvement loans made, held by or assigned to the Insured; or

b.
manager of real property owned by or under the supervision or control of the Insured as evidenced by a written contract customarily used by the Insured for that purpose, and only while the person or entity is acting within the general scope of those duties. The partners, officers, directors and employees of a Servicing Contractor shall collectively be deemed to be one person for all purposes of this Coverage Part.

DD.	Single Loss means all covered loss, including Claims Expense covered under Insuring Clause H., resulting from:

a.	any one act or series of related acts of Theft, False Pretense or attempt thereat, in which no Employee is implicated, or

b.
any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

c.	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

d.	any one casualty or event not specified in (a), (b) or (c) preceding.

EE.	Tested means:

a.
As respects Fax, Telex, TWX or other means of written communication: a method of authenticating the contents of the written communication by affixing to it a valid test key that has been exchanged between the Insured and a customer, an office of the Insured or another financial institution; and

b.
as respects voice: a call-back prior to acting on the instruction to a person authorized by written agreement with the Insured to authenticate the instruction, other than a call to the person who purportedly initiated the instruction, provided the instruction and call-back are recorded.

FF.	Theft means robbery, burglary, and any other unlawful taking not accomplished by trick or false representation.

III.	EXCLUSIONS

A.	This Investment Company Bond Coverage Part does not apply to:

1.	loss resulting directly or indirectly from dishonest or fraudulent acts by an Employee, except when covered under Insuring Clauses A. or B.,

2.	loss resulting directly or indirectly from trading whether or not committed by an Employee and whether or not in the name of the Insured and whether or not in a genuine or fictitious account;

3.	loss of trade secrets, confidential processing methods, customer lists, or other confidential or proprietary information of any kind;

4.	loss to one or more of the Insureds which benefits another of the Insureds;

5.	loss caused by a customer after discovery by a director or officer of the Insured of an actual or potential loss of the type covered hereunder caused by that customer;

6.	a loss resulting directly or indirectly from:

(1)
riot or civil commotion outside any country in which the Insured has an office which is permanently staffed by an Employee, or loss due to war or insurrection, except for loss of Property in transit, if when such transit was initiated, there was no knowledge of such riot, civil commotion, war or insurrection on the part of the Insured in initiating such transit;

(2)	the effect of nuclear fission of fusion or radioactivity;

(3)
any event with respect to which notice has been given prior to the Effective Date set forth in Item 4. of the Declarations of this Investment Company Bond Coverage Part under any policy or bond providing the same or similar coverage to that afforded under this Investment Company Bond Coverage Part;

(4)	any event which is not discovered during the Policy Period, and not reported in the form and substance provided in Subsection 6. of the General Conditions and Limitations of this Policy;

(5)	circumstances or occurrences known to any Executive Officer or the Company’s risk manager prior to the inception of this Investment Company Bond Coverage Part;

7.	loss which could have been recovered, but was not recovered, due to the failure of the Insured to pursue reasonable efforts to make recovery from persons responsible for causing it;

8.
damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this Investment Company Bond Coverage Part;

9.	loss of use of funds or Property;

10.	potential income, including but not limited to interest and dividends, not realized by the Insured;

11.	the insolvency of another financial or depository institution.

B.	Exclusions Applicable to Insuring Clause A. Only

a.	Insuring Clause A. does not apply to loss resulting directly or indirectly from:

(1)
acts of any Employee which are committed after any director or officer of the Insured, not in collusion with the Employee, learns of any dishonest or fraudulent act committed by the Employee, whether in the employment of the Insured or otherwise, and whether or not of the type covered under this Insuring Clause, unless the acts occurred prior to the Employee’s employment with the Insured and involved a loss of less than $10,000; or

(2)	any transaction which is or purports to be a loan or other extension of credit to or from the Insured, including the acquisition of false or genuine accounts, invoices, notes or agreement;

b.	Insuring Clause A. does not apply to loss covered under Insuring Clause B.

C.	Exclusions Applicable to Insuring Clause B. Only

Insuring Clause B. does not apply to loss resulting directly or indirectly from acts of any Employee which are committed after any director or officer of the Insured, not in collusion with the Employee, learns of any dishonest or fraudulent act committed by the Employee, whether in the employment of the Insured or otherwise, and whether or not of the type covered under this Insuring Clause, unless the acts occurred prior to the Employee’s employment with the Insured and involved a loss of less than $10,000.

D.	Exclusions Applicable to Insuring Clause C. Only

Insuring Clause C. does not apply to loss:

a.	of Property while in customers’ safe deposit boxes;

b.	of Property surrendered away from an office or premises of the Insured as a result of a threat:

(1)
to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated thee was no knowledge by the Insured of any such threat; or

(2)	to do damage to the offices, premises or property of the Insured.

c.	of Property lost while in the mail;

d.	of Electronic Data Processing Media or Electronic Date lost in transit other than by armored motor vehicle;

e.
of personal property not specifically enumerated in the definition of Property, for which the Insured is legally liable if the Insured has any other insurance, regardless of amount, under which the property is covered; and in all events after 60 days from the date the Insured became legally liable for the property; or

f.	resulting directly or indirectly from:

(1)	any forgery, alteration or counterfeiting;

(2)
erroneous credits to a depositor’s account, unless payment or withdrawal is physically received by the depositor or representative of the depositor who is within the office of the Insured at the time of the payment or withdrawal;

(3)	items of deposit which are not finally paid for any reason, including but not limited to forgery or any other fraud;

(4)	Electronic Communications or telephonic communications; or

(5)	any transaction which is or purports to be a loan or other extension of credit to or from the Insured, including the acquisition of false or genuine accounts, invoices, notes or agreements;

E.	Exclusions Applicable to Insuring Clause D. Only

Insuring Clause D. does not apply to loss resulting directly or indirectly from:

a.	any document presented as a copy;

b.	items of deposit which are not finally paid, or for which provisional credit it is otherwise properly revoked, for any reason, including but not limited to forgery or any other fraud; or

c.	a fraudulent entry of Data into, or change, modification, or destruction of data elements or programs within a Computer System operated or used by the Insured.

F.	Exclusion Applicable to Insuring Clause E. Only

Insuring Clause E. does not apply to loss resulting directly or indirectly from any document presented as a copy.

G.	Exclusions Applicable to Insuring Clause F. Only

Insuring Clause F. does not apply to loss resulting directly or indirectly from:

a.
any transaction which is or purports to be an loan or other extension of credit to a Servicing Contractor, including “warehousing” of mortgage loans, whether procured in good faith or through fraud or false pretenses;

b.	the failure of any Servicing Contractor to collect or receive Money for the account of the Insured, notwithstanding any agreement between the Servicing Contractor and the Insured; or

c.	the failure to remit Money collected or received for the account of the Insured by any Servicing Contractor unless the Servicing Contractor is legally liable to the Insured for loss of the Money.

H.	Exclusions Applicable to Insuring Clause G. Only

Insuring Clause G. does not apply to loss resulting directly or indirectly from:

a.	liability assumed by the Insured under any contract unless such liability would have attached to the Insured in the absence of such agreement;

b.	a threat to do bodily harm to any person, or to do damage to the premises or property of the Insured;

c.	forged, altered or fraudulent Financial Documents used as source documentation in the preparation of Electronic Data or manually keyed in a Communication Terminal;

d.	Financial Documents except as converted to Electronic Data and then only in such converted form;

e.	resulting directly or indirectly from the accessing of any confidential information, including but not limited to trade secret information, computer programs or customer information;

f.
resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Data Processing Media failure or breakdown, any malfunction or error in programming, or errors or omissions in processing’

g.
the input of Electronic Data at an authorized terminal of an electronic funds transfer system or a customer communication system by a customer or other person who had authorized access to the customer’s authentication mechanism; or

h.	fraudulent features contained in Electronic Computer Instructions developed for sale to, or that are sold to, multiple customers at the time of their acquisition from a vendor or consultant.

I.	Exclusion Applicable to Clause J. Only

Insuring Clause J. does not apply to loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America and Canada.

IV.	OTHER CONDITIONS

A.	DISCOVERY

This Investment Company Bond Coverage Part applies to loss discovered by the Insured during the Policy Period. Discovery occurs when any Executive Officer or the Company’s risk manager first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this Investment Company Bond Coverage Part has been or will be incurred, regardless of when the acts or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when any Executive Officer or the Company’s risk manager received notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a Loss under this Investment Company Bond Coverage Part.

B.	LIMIT OF LIABILITY

With respect to this Investment Company Bond Coverage Part only, and notwithstanding anything to the contrary in General Condition and Limitation No. 5 of this Policy, the payment of any loss under this Investment Company Bond Coverage Part shall not reduce the liability of the Insurer for other losses covered under this Investment Company Bond Coverage Part. If a single aggregate Limit of Liability for all Coverage Parts is granted a provide in Item 3(A) of the Declarations of this Policy, the payment of loss under this Investment Company Bond Coverage Part shall reduce the liability of the Insurer for losses covered under any Liability Coverage Parts.

The most the Insurer will pay for loss resulting form any Single Loss is the applicable Limit of Liability shown in Item 3 of the Declarations; provided, however, that regardless of the number or years this Investment Company Bond Coverage Part remains in force or the number or premiums paid, no Limit of Liability cumulates from year to year or period to period.

C.	SINGLE LOSS COVERD BY SINGLE INSURING CLAUSE

The Insurer will pay for loss resulting from a Single Loss under only a single Insuring Clause. If two or more Insuring Clauses of this Investment Company Bond Coverage Part apply to a Single Loss, the Insured may elect the Insuring Clause under which it will seek coverage. In no event will the Insurer pay more that the applicable Limit of Liability under the applicable Insuring Clause in respect of such Single Loss.

D	DEDUCTIBLE

The Insurer will not pay for loss resulting from a Single Loss unless the amount of such loss exceeds the applicable Single Loss deductible shown in Item 2 of the Declarations. The Insurer will then pay the amount in excess of such deductible, subject to the applicable Limit of Liability.

There shall be no deductible applicable to any loss under Insuring Clause A. sustained by any Investment Company named as Insured herein.

E.	NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST THE INSURER

(a)	Within six (6) months after such discover, the Insured shall furnish to the Insurer proof of loss, duly sworn to, with full particulars;

(b)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith;

(c)
Legal proceedings for the recovery of any Loss hereunder shall not be brought prior to the expiration of sixty (60) days after the original proof of loss is filed with the Insurer or after the expiration of twenty-four (24) months from the discovery of such Loss;

(d)
If any limitation embodied in this Investment Company Bond Coverage Part is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law;

(e)	This Investment Company Bond Coverage Part affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

F.	VALUATION

(1) Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange as of 12:01 a.m. on the date of discovery of the loss.

(2) Electronic Data Processing Media

In case of loss of, or damage to Electronic Data Processing Media used by the Insured in its business, the Insurer shall be liable only is such items are actually reproduced by other Electronic Data Processing Media of the same kind or quality and them for not more than the cost of the blank media plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data Processing Media, subject to the applicable Limit of Liability.

(3) Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Insurer shall be liable only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

(4) Property other than Money, Securities, Records, or Media

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records or Electronic Data Processing Media, the Insurer shall not be liable for more than the actual cash value, with proper deduction for depreciation, of such Property. The Insurer may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Insurer and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

(5) Electronic Data

In case of loss of Electronic Data the Insurer shall be liable under Insuring Clause C. of this Investment Company Bond Coverage Part only if such data is actually reproduced by other Electronic data of the same kind of quality and then for not more than the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents securities, or financial instruments having a value, then the loss will be valued as indicated in paragraph 5 of this Condition.

(6) Set-Off

Any loss covered under this Investment Company Bond Coverage Part shall be reduced by all money and property received by the Insured from any source in connection with any matter from which a loss has arisen, including payment of principal, interest, dividends, commissions and the like, whenever and however paid. Any loss covered under this Investment Company Bond Coverage Part shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Clause A.

G.	SECURITIES SETTLEMENT AND VALUATION

In the event of a loss of securities covered under Insuring Clause C. of this Investment Company Bond Coverage Part, the Insured shall, subject to the conditions stated below, first attempt to replace the lost securities by use of a letter of indemnity issued by it. In the event that it is unable to replace the lost securities by a letter of indemnity, the Insured shall, subject to the Insurer’s prior consent, secure a lost instrument bond for the purpose of obtaining the issuance of duplicate securities.

It is further agreed that the Insurer will indemnify the Insured for such sum, in excess of the applicable Deductible stated in the Declarations, not exceeding the amount of the Single Loss Limit of Liability stated in the Declarations, remaining available for the payment of any loss at the time of the execution by the Insured of the letter of indemnity or the securing of the lost instrument bond, which the Insured may be required to pay either during the Policy Period or any time thereafter by reason of any indemnifying agreement executed by the Insured or delivered by the Insured to the company issuing the lost instrument bond.

It is further agreed that the Insured shall bear the cost of obtaining such letter of indemnity or lost instrument bond for that portion of the loss which falls within the applicable Deductible or which is in excess of the Single Loss Limit of Liability remaining available for the payment of said loss.

The Insurer shall bear the cost of obtaining such letter of indemnity or lost instrument bond for that loss which would be covered under Insuring Clause C. of this Investment Company Bond Coverage Part and which exceeds the Deductible and is within the Single Loss Limit of Liability remaining available for the payment of any loss.

In the event the Insured sustains a loss of securities covered under Insuring Clause C. of this Investment Company Bond Coverage part but the securities are valued at an amount in excess of the Single Loss Limit of Liability, the Insured may apply any portion of the applicable Single Loss Limit of Liability, up to an amount not to exceed 50% of that limit, to the purchase of a lost instrument bond under its own indemnity to replace some or all of those securities. In the event the Insured elects to do so, the Single Loss Limit of Liability shall be reduced by the amount used to purchase the lost instrument bond and the remainder of the Single Loss Limit of Liability shall be applied to settlement of loss.

Any lost instrument bond purchased pursuant to this section will be purchased from the Insurer, or its affiliates, unless the Insurer and its affiliates decline to issue it.

Under this Insuring Clause only, loss includes the value of subscription, conversion, redemption or deposit privileges for Financial Documents unless they are lost while in the mail or with a carrier for hire other than an armored motor vehicle company for the purpose of transportation. The privileges shall be valued as of the date immediately preceding the expiration thereof, as determined by arbitration or agreement.

The Insurer is not required to issue its indemnity for any portion of a loss of securities whish is not covered by this Investment Company Bond Coverage Part.

H.	ASSIGNMENT - SUBROGATION - RECOVERY - COOPERATION

(1)
In the event of payment under this Investment Company Bond Coverage Part, the Insured shall deliver if so requested by the Insurer, and assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(2)
In the event of payment under this Investment Company Bond Coverage Part, the Insurer shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(3)
Recoveries, whether effected by the Insurer or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’ loss which would otherwise have been paid but for the fact that it is in excess of either the Single Loss Limit of Liability, secondly, to the Insurer as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in Subsection E. of the Conditions of this Investment Company Bond Coverage Part of recovery from reinsurance or indemnity of the Insurer shall not be deemed a recovery as used herein.

(4)	Upon the Insurer’s request and at reasonable times and places designated by the Insurer the Insured shall:

(a)	submit to examination by the Insurer and subscribe to the same under oath; and

(b)	produce for the Insurer’s examination all pertinent records; and

(c)	cooperate with the Insurer in all matters pertaining to the loss.

(5)
The Insured shall execute all papers and render assistance to secure the Insurer the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

I.	OWNERSHIP

This Investment Company Bond Coverage Part shall apply to loss of Property or Electronic Data Processing Media and Electronic Data (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable.

J.	TERMINATION OF THIS Investment Company Bond Coverage Part

In addition to any termination pursuant to Subsection 12. of the General Conditions and Limitations of this Policy, this Investment Company Bond Coverage Part shall also terminate in its entirety;

(1)	upon the voluntary liquidation or dissolution of the Parent Company;

(2)	upon the appointment of (1) a receiver, trustee or other fiduciary of the property of the Parent Company, or (2) a committee for the dissolution thereof; or

(3)	as to any Insured other than the Parent Company upon the appointment of (1) a receiver, trustee or other fiduciary of the property of said Insured or (2) a committee for the dissolution thereof.

K.	ACTION AGAINST SERVICING CONTRACTOR, SERVICE BUREAU OR CUSTOMER

This Investment Company Bond Coverage Part does not afford coverage in favor of any Servicing Contractor, Service Bureau or customers of aforesaid, and upon payment to the Insured by the Insurer on account of any loss through fraudulent or dishonest acts committed by any of the partners, directors, officers or employees of such Servicing Contractor, Service Bureau or customers whether acting alone or in collusion with others, and assignment of such of the Insured’s rights and causes of action as they may have against such Servicing Contractor, Service Bureau, or customers by reason of such acts so committed shall, to the extent of such payment, but given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer, the rights provided herein.

L.	TERMINATION OR CANCELLATION AS TO ANY EMPLOYEE, SERVICING CONTRACTOR OR SERVICE BUREAU

This Investment Company Bond Coverage Part terminates as to any Employee or Servicing Contractor as soon as any Executive Officer or the Company’s risk manager learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under the Insuring Clauses A. or B., against the Insured or any other person or entity, without prejudice to the Loss of any Property then in transit in the custody of such person. Termination of coverage as to any Insured terminates liability for any Loss sustained by such Insured which is discovered after the effective date of such termination.

This Investment Company Bond Coverage Part terminates as to any Service Bureau as soon as any Executive Officer or the Company’s risk manager, shall learn of any dishonest or fraudulent act committed by any partner, director, officer or employee of any such Service Bureau at any time against the Insured or any other person or entity, without prejudice to the Loss of any Property then in transit in the custody of such person.

M.	ERISA WARRANTY

The Insurer warrants that the coverage afforded by this Investment Company Bond Coverage Part will be equal to that required of the Insured by regulations properly promulgated under the ERISA with respect to losses caused by fraudulent or dishonest acts of Employees and sustained by Employment Benefit Plans.

N.	CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition, a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporations on a contract basis.

The Insurer shall not be liable on account of any loss (es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss (es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss (es), and then the Insurer shall be liable hereunder only for the Insured’s share of such excess loss (es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured’s share of excess loss (es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest that the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable and recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ration that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This Investment Company Bond Coverage Part does not afford coverage in favor of such Corporation or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss (es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer the rights provided for herein.

THIS ENDORSEMENT CHANGES THE POLICY, PLEASE READ IT CAREFULLY.

Name Insured Illinois Agricultural Association			Endorsement Number 43
Policy Symbol DON	Policy Number G21638286 007	Policy Period 08/20/2008 to 8/20/2009	Effective Date of Endorsement 08/20/2008
Issued By (Name of Insurance Company Westchester Fire Insurance Company

THIS ENDORSEMENT IS APPLICABLE TO THE FOLLOWING COVERAGE PARTS:

    Mutual Fund Directors  and Officers Liability
    Investment Company Bond

It is agreed the definition of "Insured Mutual Fund" in the Mutual Fund, Investment Adviser, Service Provider Professional Liability Coverage Part is amended to include the following:

    Country VP Growth Fund
    Country VP Balanced Fund
    Country VP Short Term Bond Fund
    Country VP Bond Fund

All other terms and conditions remain unchanged.

/s/ JOHN J. LUPICA, President
Authorized Representative

CC-1e15 Printed in U.S.A.